UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On April 21, 2026, the Company entered into a definitive share acquisition agreement (the “Agreement”) with certain shareholders of YATOP Group Limited (collectively, the “YATOP Shareholders”) to acquire 18% of the equity interests in YATOP Group Limited (“YATOP”), a leading cross-border advertising and branding service growth partner.

Pursuant to the Agreement, the Company agrees to acquire 18% of the equity interests in YATOP in consideration of USD 10.8 million, to be paid through a share exchange. The equity value of YATOP at an estimated USD 60.8 million based on professional third-party valuation.

YATOP is a premier TikTok Tier-1 agency and a leading TikTok ecosystem partner. Its core operating entities, which are located in Hong Kong, commenced business in 2024 and have demonstrated rapid scale-up and strong profitability.

For the fiscal year ended December 31, 2025, YATOP recorded unaudited revenue of USD 6.5 million with a net profit of USD 2 million. Driven by its expanding global footprint, YATOP’s revenue is projected to exceed USD 10 million in 2026.

As an official TikTok partner—holding TikTok Shop Partner (TSP), Creator Agency Partner (CAP), TikTok Affiliate Partner (TAP), TikTok Creative Exchange (TTCX), and TikTok Ads Manager (TTAM) certifications—YATOP provides end-to-end services including influencer marketing, short-form video production, live-streaming operations, paid media services, and e-commerce enablement through live-streaming collaborations. Unlike traditional agencies, YATOP focuses on empowering global brands—from Japan, China, the United States, and Mexico—to scale their presence on TikTok through localized content and data-driven strategies. Furthermore, YATOP has established deep partnerships with numerous global blue-chip brands, including Crocs, Nintendo, Midea, Anker and so on, helping them translate traffic into sales performance and achieve significant Gross Merchandise Value (“GMV”) growth.

The parties expect to complete the acquisition on or around May 2026.

On April 27, 2026, the Company issued a press release announcing the YATOP acquisition. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index:

Exhibit No.	Description
99.1	Press Release, dated April 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date:	April 27, 2026	By:	/s/ Shaozhang Lin
		Name:	Mr. Shaozhang Lin
		Title:	Chief Executive Officer